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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 2)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 DONNKENNY, INC.
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                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $.01
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                         (Title of Class of Securities)


                                    258006204
                     ---------------------------------------
                                 (CUSIP Number)

       DANIEL H. LEVY                          HARRY A. KATZ
       C/O DONNKENNY, INC.                     OLD STONE HIGHWAY
       1411 BROADWAY                           AMAGANSETT, NEW YORK 11930
       NEW YORK, NEW YORK 10018

                              WITH A COPY TO

                              HARVEY HOROWITZ
                              MINTZ & GOLD LLP
                              444 PARK AVENUE SOUTH
                              NEW YORK, NEW YORK 10016

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       (Name, Address and Telephone Number of Person Authorized to receive
                           Notices and Communications)

                                FEBRUARY 26, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

---------------------                               ----------------------------
CUSIP NO. 258006204                                        - 2 -
---------------------                               ----------------------------


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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Daniel H. Levy

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (See Instructions)(a) [ ]  (b) [X]

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3       SEC USE ONLY

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4       SOURCE OF FUNDS (See Instructions)

        [PF]

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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)

        [ ]
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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

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                        7       SOLE VOTING POWER
                                1,421,138

      NUMBER OF     ------------------------------------------------------------
       SHARES
     BENEFICIALLY       8       SHARED VOTING POWE
       OWNED BY                 0
         EACH
      REPORTING     ------------------------------------------------------------
       PERSON           9       SOLE DISPOSITIVE POWER
        WITH                    714,319

                    ------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER
                                0

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,421,138

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12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)  [ ]

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          32.2%

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14        TYPE OF REPORTING PERSON (See Instructions)
          IN

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                                  SCHEDULE 13D

---------------------                               ----------------------------
CUSIP NO. 258006204
---------------------                               ----------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Harry A. Katz

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (See Instructions)(a) [ ]  (b) [X]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)

        [PF]

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

        [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0

      NUMBER OF     ------------------------------------------------------------
       SHARES
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 0
         EACH
      REPORTING     ------------------------------------------------------------
       PERSON           9       SOLE DISPOSITIVE POWER
        WITH                    673,069

                    ------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER
                                0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          673,069

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)  [ ]

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.4%

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14        TYPE OF REPORTING PERSON (See Instructions)
          IN

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                                                  ------------------------------
CUSIP NO. 258006204
                                                  ------------------------------


ITEM 1.               SECURITY AND ISSUER

                  This Amendment No. 2 to the Schedule 13D filed on behalf of Daniel H. Levy ("Levy") and Harry A. Katz ("Katz") (each, a "Reporting Person" and collectively the "Reporting Persons") on November 6, 2000 as amended by Amendment No. 1 filed on January 17, 2001 is being filed in connection with an amendment to the Employment Agreement between Levy and an operating subsidiary of Donnkenny, Inc. (the "Corporation") pursuant to which Levy surrendered rights to 37,500 shares of restricted stock of common stock, $.01 par value per share (the "Common Stock") of the Corporation. The restricted stock surrendered was not vested. The Corporation's principal executive office is located at 1411 Broadway, New York, NY 10018.

                  This Amendment No. 1 amends Item 5 of Schedule 13D

ITEM 2.               IDENTITY AND BACKGROUND.

                      No Change

ITEM 3.               SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                      No Change


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                                                       -------------------------
CUSIP NO. 258006204
                                                       -------------------------


ITEM 4.                PURPOSE OF TRANSACTION.

                       No Change

ITEM 5.                INTEREST IN SECURITIES OF THE ISSUER.

                  (a) According to the Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 as of November 13, 2000, the Corporation had issued and outstanding 3,617,417 shares of Common Stock. The Corporation issued an additional 750,000 shares of Common Stock in connection with the transaction reported in Item 4. of Amendment No. 1 to this Schedule 13D.

                  Levy is the beneficial owner of 1,421,138 shares of Common Stock or 32.2% of the outstanding Common Stock, consisting of 670,569 shares of Common Stock owned directly, 43,750 shares of Common Stock which Levy has a right to acquire pursuant to presently exercisable stock options and 669,319 shares of Common Stock owned by Katz which Levy has the right to direct the vote of pursuant to the Letter Agreement between Katz and Levy discussed in Item 6 of Amendment No. 1 to this Schedule 13D and 3,750 shares of Common Stock which Katz has a right to acquire pursuant to presently exercisable stock options which, upon Katz's exercise, Levy would have the right to direct the vote of pursuant to the Letter Agreement between Katz and Levy. By virtue of an Amendment to the Employment Agreement between Levy and an operating subsidiary of the Company, dated as of January 1, 2001, Levy surrendered rights to 37,500 shares of restricted stock of the Common Stock of the Company, which restricted stock had not vested.

                  Katz is the beneficial owner of 673,069 shares of Common Stock or 15.4% of the outstanding Common Stock, consisting of 669,319 shares of Common Stock owned directly and 3,750 shares of Common Stock which Katz has a right to acquire pursuant to presently exercisable stock options.

                  (b) Levy has the sole power to vote, or to direct the vote of, 1,421,138 shares of Common Stock, and shared power to vote, or to direct the vote of, 0 shares of Common Stock; and sole power to dispose of, or to direct the disposition of, 714,319 shares of Common Stock and shared power to dispose of, or to direct the disposition of, 0 shares of Common Stock. Katz has the sole power to vote, or to direct the vote of, 0 shares of Common Stock, and shared power to vote, or to direct the vote of, 0 shares of Common Stock; and sole power to dispose of, or to direct the disposition of, 673,069 shares of Common Stock and shared power to dispose of, or to direct the disposition of, 0 shares of Common Stock.

                  (c) Except as described in Item 3 of Amendment No. 1 to this
Schedule 13D and for the surrender of rights to 37,500 shares of restricted Common Stock, which were not vested, as a result of an amendment to the Employment Agreement between Levy and an operating


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subsidiary of the Company, there have been no transactions of shares of Common
Stock effected within the past 60 days by Levy or Katz.

                  (d)      Not applicable.

                  (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  No Change

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  No Change

SIGNATURE.

                  After reasonable inquiry and to the best of each Reporting Person's knowledge and belief, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date:             February 27, 2001

                                        /s/ Daniel H. Levy
                                        ----------------------------------
                                            Daniel H. Levy


                                        /s/ Harry A. Katz
                                        ----------------------------------
                                            Harry A. Katz